

Report of Independent Registered Public Accounting Firm   RSM US LLP

To the Board of Directors
Metropolitan Capital Investment Banc, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Metropolitan Capital Investment Banc, Inc. (the Company) stated that it may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) the Company had no obligations under 17 C.F.R. § 240.15c3 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
March 1, 2017